EXHIBIT 8

List of Principal Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation

American Bonanza Gold Mining Corp.	British Columbia

International Taurus Resources Inc.	British Columbia

0710882 B.C. Ltd.	British Columbia

Bonanza Gold Corp.	Canada

Bonanza Explorations Inc.	Nevada